

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 6, 2017

Via E-mail
Ting Ting Chang
President and Chief Financial Officer
China Biotech Holdings Limited
Suite 2432, Sun Hung Kai Centre
30 Harbour Road
Wanchai, Hong Kong

> **Re: China Biotech Holdings Limited**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 27, 2016**
> **File No. 000-55631**

Dear Ms. Chang:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1. We note that Zhong Yuan Bio-Technology Holdings Limited, a company incorporated under the laws of the Cayman Islands, plans to issue shares to each of the shareholders of China Biotech Holdings Limited, a Delaware corporation, in the merger. Therefore, it appears that the issuance of shares in the merger to the shareholders of China Biotech Holdings Limited is an offer, offer to sell, offer for sale or sale of shares of Zhong Yuan within the meaning of Section 2(a)(3) of the Securities Act of 1933. For guidance, refer to section II.B.2 of Securities Act Release No. 33-5316 (October 6, 1972); 37 FR 23631, at 23633 (Nov. 7, 1972) and footnote 23 in Securities Act Release No. 33-6578 (April 23, 1985). Please disclose the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. Alternatively, register the offer and sale of the securities in accordance with Section 5 of the Securities Act of 1933.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Brigitte Lippmann, Senior Counsel, at (202) 551-3713 if you have any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Henry F. Schlueter, Esq.
      Schlueter & Associates, PC